SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

SOLECTRON CORPORATION
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

7.25% ADJUSTABLE CONVERSION-RATE EQUITY SECURITY UNITS
(Title of Class of Securities)

834182206
(CUSIP Number of Class of Securities)

Kiran Patel
Executive Vice President and Chief Financial Officer
SOLECTRON CORPORATION
847 Gibraltar Drive
Milpitas, California 95035
(408) 957-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copies to:
Daniel J. Weiser, Esq.
Alexander E. Kolar, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$686,983,000	$87,041

*	Estimated solely for the purpose of calculating the amount of the filing fee pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934 and based on the product of (i) $16.435, the average high and low prices of the 7.25% Adjustable Conversion-Rate Equity Security Units (the “units”) as reported on the New York Stock Exchange as of April 7, 2004 and (ii) 41,800,000, the maximum number of units to be received in the exchange offer.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$87,041	Filing Party:	Solectron Corporation

	Form or Registration No.:	5-41005	Date Filed:	April 8, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, originally filed on April 8, 2004 (the “Schedule TO”) relating to an offer (the “Early Settlement Offer”) by Solectron Corporation, a Delaware corporation (“Solectron” or the “Company”), to exchange up to a maximum of 41,800,000 of its 7.25% Adjustable Conversion-Rate Equity Security Units issued in December 2001 for shares of its common stock, par value $0.001 per share, and cash, upon the terms and subject to the conditions set forth in the Confidential Offering Memorandum, dated April 8, 2004, and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO.

     Except as set forth below, the information contained in the original Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the original Schedule TO.

     The Schedule TO is hereby amended and supplemented as follows:

Item 12. Exhibits.

(a)(1)(A)	Offering Memorandum dated April 8, 2004.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Registered Holders and Depository Trust Company Participants.*

(a)(1)(E)	Letter to Clients.*

(a)(1)(F)	Letter to Holders.*

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(a)	Press Release issued by Solectron Corporation, dated April 8, 2004.*

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(a)(5)(b)	Tombstone Advertisement, appearing in the Wall Street Journal April 12, 2004.

(b)	None.

(d)(1)	First Supplemental Indenture, dated as of December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, supplementing the Subordinated Debt Securities Indenture, dated as of December 27, 2001, between the Company and State Street Bank and Trust Company of California, N.A., as Trustee, incorporated by reference from Exhibits 4.2 and 4.1, respectively, of the Company’s Form 8-K, filed with the Commission on January 7, 2002.*

(d)(2)	Purchase Contract Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.3 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.*

(d)(3)	Pledge Agreement, dated December 27, 2001, by and among the Company, U.S. Bank, N.A., as Collateral Agent, Custodial Agent and Securities Intermediary, and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.7 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.*

(d)(4)	Pledge Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as the Trustee for the holders of the Debentures, with respect to the deposit of certain collateral by the Company with the Trustee, incorporated by reference from Exhibit 4.8 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.*

(d)(5)	Control Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, Securities Intermediary and Depository Bank, incorporated by reference from Exhibit 4.9 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.*

(g)	None.

(h)	None.

* Previously filed.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOLECTRON CORPORATION

Dated: April 12, 2004	By:	/s/ Perry Hayes

		Name:	Perry Hayes
		Title:	Treasurer and Vice President of Investor Relations

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INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offering Memorandum dated April 8, 2004.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Registered Holders and Depository Trust Company Participants.*
(a)(1)(E)	Letter to Clients.*
(a)(1)(F)	Letter to Holders.*
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(a)	Press Release issued by Solectron Corporation, dated April 8, 2004.*
(a)(5)(b)	Tombstone Advertisement appearing in the Wall Street Journal April 12, 2004.
(b)	None.
(d)(1)	First Supplemental Indenture, dated as of December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, supplementing the Subordinated Debt Securities Indenture, dated as of December 27, 2001, between the Company and State Street Bank and Trust Company of California, N.A., as Trustee, incorporated by reference from Exhibits 4.2 and 4.1, respectively, of the Company’s Form 8-K, filed with the Commission on January 7, 2002.*
(d)(2)	Purchase Contract Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.3 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.*
(d)(3)	Pledge Agreement, dated December 27, 2001, by and among the Company, U.S. Bank, N.A., as Collateral Agent, Custodial Agent and Securities Intermediary, and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.7 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.*
(d)(4)	Pledge Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as the Trustee for the holders of the Debentures, with respect to the deposit of certain collateral by the Company with the Trustee, incorporated by reference from Exhibit 4.8 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.*
(d)(5)	Control Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, Securities Intermediary and Depository Bank, incorporated by reference from Exhibit 4.9 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.*
(g)	None.
(h)	None.

* Previously filed.

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